Exhibit (a)(5)

Six Flags Announces Debt for Equity Exchange Offer
for its 4.50% Convertible Notes Due 2015

New York, NY — May 6, 2009 - Six Flags, Inc. (“Six Flags” or “SFI”) announced today the commencement of an offer to exchange any and all of its 4.50% Convertible Notes due 2015 (the “SFI Convertible Notes”) for shares of common stock of Six Flags (the “Common Stock”).

Six Flags, Inc. Notes to be Exchanged	CUSIP No.	Outstanding Principal Amount (in millions)	For each $1,000 Claims(1) Exchanged, Total Consideration (# of shares of Common Stock(2))	For each $1,000 Principal Amount, Exchanged, Total Consideration (# of shares of Common Stock(2))
4.50% Convertible Notes due 2015	83001P AJ8	$280.0	18.5857	18.6786

(1)          Claims consists of principal amount, and accrued and unpaid interest thereon through, and including, June 25, 2009.

(2)          All Common Stock share numbers in this communication reflect the consummation of the 1-for-100 reverse stock split that is a condition to the Restructuring Plan (as defined below).

Six Flags is offering to exchange (the “Convertible Note Exchange Offer”) all properly tendered and accepted SFI Convertible Notes for shares of Common Stock.  Subject to the terms and conditions of the Convertible Note Exchange Offer, each holder of SFI Convertible Notes (each, a “Holder” and collectively, the “Holders”) who validly tenders and does not revoke all SFI Convertible Notes held by such Holder will receive for each $1,000 claim (consisting of principal amount, and accrued and unpaid interest thereon through, and including, June 25, 2009) of SFI Convertible Notes tendered, 18.5857 shares of Common Stock, however, it is a condition to the Convertible Note Exchange Offer that at least 95% of the outstanding principal amount of the SFI Convertible Notes are validly tendered for exchange and not revoked by 5:00 p.m., New York City time, on May 28, 2009 and that Holders of such SFI Convertible Notes do not withdraw their SFI Convertible Notes prior to the Expiration Date (as defined below).  Holders who tender and do not revoke their SFI Convertible Notes in the Convertible Note Exchange Offer will not be entitled to any interest on such SFI Convertible Notes from June 25, 2009, regardless of when the Convertible Note Exchange Offer closes, and any subsequent interest that would otherwise have been earned on such SFI Convertible Notes will be deemed paid in full upon receipt of the Total Consideration in the Convertible Note Exchange Offer.

Concurrently with the Convertible Note Exchange Offer, Six Flags is also soliciting consents from the Holders (the “Consent Solicitation”) for certain amendments to the indenture pursuant to which the SFI Convertible Notes were issued (as the same may have been amended and supplemented from time to time, the “Indenture”), to eliminate or amend substantially all of the restrictive covenants and modify certain of the events of default and various other provisions contained in the Indenture (collectively, the “Proposed Amendments”).  A tender by any Holder in the Convertible Note Exchange Offer will also constitute an approval by such Holder of the Proposed Amendments.  The Proposed Amendments will not become operative unless and until the Convertible Note Exchange Offer is consummated.

The Convertible Note Exchange Offer and Consent Solicitation will expire at 11:59 p.m., New York City time, on June 25, 2009, unless extended or earlier terminated (the “Expiration Date”).  Tenders of SFI Convertible Notes pursuant to the Convertible Note Exchange Offer may be withdrawn and consents delivered pursuant to the Consent Solicitation may be revoked at any time until the Expiration Date, however, it is a condition to the Convertible Note Exchange Offer that at least 95% of the outstanding principal amount of the SFI Convertible Notes are validly tendered for exchange and not revoked by 5:00 p.m., New York City time, on May 28, 2009 and that Holders of such SFI Convertible Notes do not withdraw their SFI Convertible Notes prior to the Expiration Date.

The Convertible Note Exchange Offer and the Consent Solicitation are part of a restructuring plan (the “Restructuring Plan”) with respect to the SFI Convertible Notes and SFI’s 8 7/8% Senior Notes due 2010 (the “SFI 2010 Notes”), SFI’s 9 3/4% Senior Notes due 2013 (the “SFI 2013 Notes”), SFI’s 9 5/8% Senior Notes due 2014 (the “SFI 2014 Notes,” and together with the SFI 2010 Notes and the SFI 2013 Notes, the “SFI Notes”) and SFI’s Preferred Income Equity Redeemable Shares (the “PIERS”).  As part of the Restructuring Plan, SFI is also conducting (i) a separate exchange offer for $131.1 million aggregate principal amount, plus accrued and unpaid interest thereon through, and including, June 25, 2009, of the SFI 2010 Notes, $142.4 million aggregate principal amount, plus accrued and unpaid interest thereon through, and including, June 25, 2009, of the SFI 2013 Notes and $314.8 million aggregate principal amount, plus accrued and unpaid interest thereon through, and including, June 25, 2009, of the SFI 2014 Notes to exchange 18.5857 shares of Common Stock for each $1,000 claim (consisting of principal amount, and accrued and unpaid interest thereon through, and including, June 25, 2009) (the “SFI Note Exchange Offer”), and (ii) a consent solicitation from the holders of 11.5 million currently outstanding PIERS to amend the terms of the PIERS to provide, among other things, that each initial $25.00 of liquidation preference, plus accrued and unpaid dividends thereon through, and including, June 25, 2009, shall automatically convert into 0.17 shares of Common Stock upon consummation of the Restructuring Plan (the “PIERS Amendment”).  SFI currently intends to take advantage of the applicable 30-day grace period for making the semi-annual cash interest payment due on June 1, 2009 on the SFI 2014 Notes.  The cash interest that holders of the SFI 2014 Notes would otherwise be entitled has been included in the calculation of the number of shares of Common Stock such holders are being offered in the SFI Note Exchange Offer and will receive in lieu of such cash payment.

If the Restructuring Plan is successful and all of the Holders of SFI Convertible Notes and holders of SFI Notes participate therein, the PIERS would be converted to approximately 10% of the outstanding Common Stock, the SFI Convertible Notes would be exchanged for approximately 26.7% of the outstanding Common Stock and the SFI Notes would be exchanged for approximately 58.3% of the outstanding Common Stock, with the existing holders of Common Stock holding approximately 5.0% of the outstanding Common Stock, in each case prior to taking into account the issuance of any equity under an equity incentive plan to be adopted in connection with the Restructuring Plan.

The consummation of the Convertible Note Exchange Offer is conditioned upon the satisfaction or waiver of the other conditions set forth in the Offering Memorandum and Consent Solicitation Statement, dated May 6, 2009 (the “Offering Memorandum”), including, among other things: (i) at least 95% of the outstanding aggregate principal amount of the SFI Convertible Notes are validly tendered for exchange and not revoked by 5:00 p.m., New York City time, on May 28, 2009, that holders of such SFI Convertible Notes do not withdraw their SFI Convertible Notes on or prior to the Expiration Date, and holders representing such SFI Convertible Notes deliver their consents to the Proposed Amendments; (ii) at least 95% of the aggregate principal amount of each issue of the SFI Notes are validly tendered for exchange and not revoked by 5:00 p.m., New York City time, on May 28, 2009, such tenders of SFI Notes being irrevocable thereafter, and holders representing such SFI Notes deliver their consents to the proposed amendments to the indentures pursuant to which the SFI Notes were issued; (iii) holders of a majority of the outstanding liquidation preference of the PIERS consent to the PIERS Amendment; and (iv) holders of a majority of the outstanding shares of Common Stock consent to the adoption of a new equity incentive plan, the

PIERS Amendment, a 1-for-100 reverse stock split and a decrease in Six Flags’ authorized shares of common stock and certain other amendments to Six Flags’ certificate of incorporation.

In the event that the Restructuring Plan does not occur, Six Flags intends to explore all other restructuring alternatives available to it at that time, which may include an alternative out-of-court restructuring or the commencement of a chapter 11 plan of reorganization, with or without a pre-arranged plan of reorganization.  There can be no assurance that any alternative restructuring arrangement or plan could be accomplished.

Six Flags’ obligations to accept any SFI Convertible Notes tendered and to pay the applicable consideration for them are set forth solely in the Offering Memorandum relating to the Convertible Note Exchange Offer and Consent Solicitation filed with the Securities and Exchange Commission (the “SEC”) on Schedule TO and the accompanying Letter of Transmittal.  Persons with questions regarding the Convertible Note Exchange Offer and Consent Solicitation should review the Offering Memorandum or contact Globic Advisors, Inc., the information agent for the Convertible Note Exchange Offer and Consent Solicitation, at (800) 974-5771.  This news release is neither an offer to purchase nor a solicitation of an offer to sell the SFI Convertible Notes.  The Convertible Note Exchange Offer and Consent Solicitation is made only by, and pursuant to the terms set forth in the Offering Memorandum, and the information in this news release is qualified by reference to the Offering Memorandum and the accompanying Letter of Transmittal.  Subject to applicable law, Six Flags may amend, extend or terminate the Convertible Note Exchange Offer and Consent Solicitation.

The Common Stock will be issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act and the exemption from state securities law requirements provided by Section 18(b)(4)(C) of the Securities Act.  We have made no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation or recommendation of tenders hereunder.  Any such solicitation or recommendation of tenders by persons other than Six Flags must not be relied upon by you as having been authorized by Six Flags.

About Six Flags

Six Flags, Inc. is the world’s largest regional theme park company with 20 parks across the United States, Mexico and Canada, and soon will be expanding beyond North America with destinations in Dubai and Qatar. Since 1961, hundreds of millions of families have trusted Six Flags to combine friendly-clean-fast-safe service with affordable, value-packed thrills, record-shattering roller coasters and special events like the Summer Concert Series, Fright Fest and Holiday in the Park. Six Flags’ wide array of entertainment options reaches all demographics - families, teens, tweens and thrill seekers alike — featuring themed attractions based on skateboarding legend Tony Hawk, the ultimate daredevil Evel Knievel, movie franchises The Dark Knight and The Mummy; as well as world-renowned, kid-friendly brands including Looney Tunes, the Justice League of America, The Wiggles and Thomas the Tank Engine.

Six Flags continues to develop new avenues for growth, acquiring ownership and management of Dick Clark Productions, producer of such perennial television hits as the American Music Awards, the Golden Globe Awards, the Academy of Country Music Awards, Dick Clark’s New Year’s Rockin’ Eve and So You Think You Can Dance. Six Flags, Inc. is a publicly-traded corporation headquartered in New York City.

Important Additional Information for Investors and Security Holders

The PIERS Amendment requires the approval of a majority of the holders thereof. The solicitation of the holders of the PIERS has not yet commenced. This Offering Memorandum and Consent Solicitation Statement shall not constitute a solicitation of consents or proxies from holders of the PIERS.  Any such solicitation of consents or proxies from holders of the PIERS shall be separately communicated in a proxy statement, filed with the SEC and distributed to holders of the PIERS in accordance with applicable regulations of the SEC governing the solicitation of consents and proxies.

The proxy statement contains important information about the PIERS Amendment.  Holders of the PIERS should read carefully the proxy statement to be filed by Six Flags with the SEC before they make any decision with respect to the PIERS Amendment because that document will contain important information, including the terms and conditions of the PIERS Amendment. The proxy statement and all other documents filed with the SEC in connection with the PIERS Amendment will be or are available, as applicable, as and when filed, free of charge at the SEC’s web site at www.sec.gov. In addition, the proxy statement and all other documents filed with the SEC in connection with the PIERS Amendment will be made available to investors free of charge by contacting Globic Advisors, Inc., the information agent for the Restructuring Plan, at (800) 974-5771.

The solicitation of consents or proxies and the Convertible Note Exchange Offer are not being made nor will any tender of consents, proxies or SFI Convertible Notes be accepted from or on behalf of holders in any jurisdiction in which the making of the solicitation or offers or the acceptance of any tender of SFI Convertible Notes would not be made in compliance with laws of such jurisdiction.

Forward Looking Statements:

Statements in this press release that are not reported financial results or other historical information are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. They include, for example, statements about the terms of the Convertible Note Exchange Offer and the timeframe for its completion. Forward-looking statements may be identified by the use of forward-looking terminology such as the words “expect,” “plans,” “intend,” “may,” “will,” and other terms with similar meaning indicating possible future events or potential impact on the business or other stakeholders of Six Flags and its subsidiaries.   The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the condition of the U.S. credit markets generally and worsening industry conditions. Additional factors are detailed from time to time in Six Flags’ filings and submissions with the Securities and Exchange Commission (SEC), including those factors contained in Six Flags’ Annual Report on Form 10-K for the year ended December 31, 2008 under the caption “Risk Factors,” and other Current Reports on Form 8-K.   All forward-looking statements in this news release are expressly qualified by information contained in Six Flags’ filings with the SEC. Six Flags disclaims any obligation to update or revise any forward-looking information.

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Media Contact: Sandra Daniels - (212) 652-9393

Investor Relations: William Schmitt - (203) 682-8200